SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SMTC CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

832682207 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832682207	13G	Page 2 of 10 Pages

1	Name of Reporting Person: S.S. or I.R.S. Identification Number of Above Person: RBC Asset Management Inc. (1)
2	Check the Appropriate Box if a Member of a Group:* (a) ☐ (b) ☐
3	SEC Use Only:
4	Citizenship or Place of Organization: The jurisdiction of organization is Canada (federally incorporated company)

Number of Shares Beneficially Owned by Each Reporting Person with:	5 Sole Voting Power: N/A 6 Shared Voting Power: 767,020 7 Sole Dispositive Power: N/A 8 Shared Dispositive Power: 767,020

9	Aggregate Amount Beneficially Owned by each Reporting Person: 767,020
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:*	☐
11	Percent of Class Represented by Amount in Row (9): 9.91%
12	Type of Reporting Person: Foreign Investment Advisor which received SEC no-action relief to file on Schedule 13G as a “Qualified Institutional Investor”

*	See instructions before filling out!

CUSIP No. 832682207	13G	Page 3 of 10 Pages

1	Name of Reporting Person: S.S. or I.R.S. Identification Number of Above Person: The Royal Trust Company
2	Check the Appropriate Box if a Member of a Group:* (a) ☐ (b) ☐
3	SEC Use Only:
4	Citizenship or Place of Organization: The jurisdiction of organization is Canada (federally incorporated company)

Number of Shares Beneficially Owned by Each Reporting Person with:	5 Sole Voting Power: N/A 6 Shared Voting Power: 767,020 7 Sole Dispositive Power: N/A 8 Shared Dispositive Power: 767,020

9	Aggregate Amount Beneficially Owned by each Reporting Person: 767,020
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:*	☐
11	Percent of Class Represented by Amount in Row (9): 9.91%
12	Type of Reporting Person: Foreign Trust Company which received SEC no-action relief to file on Schedule 13G as a “Qualified Institutional Investor”

*	See instructions before filling out!

CUSIP No. 832682207	13G	Page 4 of 10 Pages

1	Name of Reporting Person: S.S. or I.R.S. Identification Number of Above Person: RBC Canadian Growth Fund
2	Check the Appropriate Box if a Member of a Group:* (a) ☐ (b) ☐
3	SEC Use Only:
4	Citizenship or Place of Organization: The jurisdiction of organization is Canada (federally incorporated company)

Number of Shares Beneficially Owned by Each Reporting Person with:	5 Sole Voting Power: N/A 6 Shared Voting Power: 767,020 7 Sole Dispositive Power: N/A 8 Shared Dispositive Power: 767,020

9	Aggregate Amount Beneficially Owned by each Reporting Person: 767,020
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:*	☐
11	Percent of Class Represented by Amount in Row (9): 9.91%
12	Type of Reporting Person: OO

*	See instructions before filling out!

CUSIP No. 832682207	13G	Page 5 of 10 Pages

Item 1	(a).	Name of Issuer: SMTC Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices: SMTC Corporation 635 Hood Rd. Markham, Ontario Canada L3R 4N6

Item 2	(a).	Name of Person Filing:

	1.	RBC Asset Management, Inc. (“RBC AM”)

	2.	The Royal Trust Company (“RT”)

	3.	RBC Canadian Growth Fund (“Fund”)

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

	1.	RBC Asset Management Inc. Royal Trust Tower, Suite 3800 77 King Street West Toronto, Ontario M5K 1H1

	2.	The Royal Trust Company Royal Trust Tower, P.O. Box 7500, Station A 77 King Street West, 6th Floor Toronto, Ontario M5W 1P9

	3.	RBC Canadian Growth Fund Royal Trust Tower, P.O. Box 7500, Station A 77 King Street West, 6th Floor Toronto, Ontario M5W 1P9

Item 2	(c).	Citizenship: Canada

Item 2	(d).	Title of Class of Securities: Common Stock

Item 2	(e).	CUSIP Number: 832682108

Item 3.		If this statement is filed pursuant to Rules 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	1.	RBC AM is a Foreign Investment Advisor which received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor.

	2.	RT is a Foreign Trust Company which received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor.

	3.	RT, as trustee, has appointed RBC AM as Manager of the Fund, which is a Canadian mutual fund.

CUSIP No. 832682207	13G	Page 6 of 10 Pages

Item 4.		Ownership.

	(a)	Amount beneficially owned:

		1.	RBC AM - 767,020

		2.	RT - 767,020

		3.	Fund - 767,020

	(b)	Percent of class:

		1.	RBC AM - 9.91%

		2.	RT - 9.91%

		3.	Fund - 9.91%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote N/A

		(ii)	Shared power to vote or to direct the vote 1. RBC AM - 767,020 2. RT - 767,020 3. Fund - 767,020

		(iii)	Sole power to dispose or to direct the disposition of N/A

		(iv)	Shared power to dispose or to direct the disposition of 1. RBC AM - 767,020 2. RT - 767,020 3. Fund - 767,020

Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

		1.	RBC AM is a foreign investment advisor which has received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor. Accounts managed on a discretionary basis by RBC AM are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities.

		2.	RT, a foreign Trust Company which has received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor, is reporting holdings over which it is deemed to be a beneficial owner by virtue of its status as trustee and/or as principal.

		3.	RT, as trustee, has appointed RBC AM as Manager of the Fund.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.		Identification and Classification of Members of the Group. N/A

Item 9.		Notice of Dissolution of Group. N/A

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, except that with respect to the Fund, by signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)    RBC Asset Management Inc. is the successor in interest to RBC Global Investment Management Inc. and RBC Funds Inc., which were amalgamated in 2003.

CUSIP No. 832682207	13G	Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

/s/ M. George Lewis
(Signature)

M. George Lewis/Chairman
& Chief Executive Officer,
RBC Asset Management Inc.
(Name/Title)

CUSIP No. 832682207	13G	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

/s/ M. George Lewis
(Signature)

M. George Lewis
Authorized Signatory
The Royal Trust Company
(Name/Title)

CUSIP No. 832682207	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

/s/ M. George Lewis
(Signature)

M. George Lewis
Authorized Signatory
RBC Canadian Growth Fund
(Name/Title)

CUSIP No. 832682207	13G	Page 10 of 10 Pages

EXHIBIT A TO SCHEDULE 13G

JOINT FILING AGREEMENT

Each of the undersigned persons hereby agrees and consents to this joint filing of Schedule 13G on such person’s behalf, pursuant to Section 13(d) and (g) of the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such persons know or have reason to believe that such information is inaccurate.

Dated: February 14, 2005

RBC Asset Management Inc.

By:	/s/ M. George Lewis
Chairman & Chief Executive Officer

The Royal Trust Company

By:	/s/ M. George Lewis
Authorized Signatory

RBC Canadian Growth Fund

By:	/s/ M. George Lewis
Authorized Signatory